Exhibit 99.1

Intec Pharma Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 30, 2016

Notice is hereby given that the annual general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, round building, Tel Aviv 6701101, Israel on June 30, 2016, at 4:00 p.m. Israel time (the telephone number at that address is +972-3-607-4444), or at any adjournments thereof (the “Meeting”), for the following purposes:

1.	To elect Mr. John W. Kozarich, and re-elect each of Messrs., Zeev Weiss, Amir Hayek, Giora Carni, Zvika Joseph and Ms. Hila Karah as director of the Company to hold office until the close of the next annual general meeting;

2.	To approve the compensation terms of the chairman of the Company’s board of directors, Mr. John W. Kozarich, subject to his election as a director at the Meeting;

3.	To approve the grant of options to Mr. Giora Carni, Company’s Director of Technology, subject to his re-election as a director at the Meeting;

4.	To approve the compensation terms of Mr. Zvika Joseph, as Manager of the Company’s Investor Relations activities in Israel, subject to his re-election as a director at the Meeting;

5.	To approve the grant of options to directors of the Company (other than external directors, the Chairman of the Company's board of directors and any director that serves as an officer) at an exercise price of $6 per share (equivalent to the public offering price per share of the Company’s initial public offering in the U.S.); and

6.	To approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited financial statements for the years ended December 31, 2014 and December 31, 2015.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the "Shares") present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of Shares held by the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal No. 2.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Shares at the close of business on May 31, 2016, (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person may vote with respect to the Proposals by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 12:00 p.m. (Israel time) on June 30, 2016).

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, upon prior notice and during regular working hours (telephone number: +972-2-586-4657). Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 20, 2016. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

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Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, July 7, 2016, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Nir Sassi or Mr. Oren Mohar (tel: +972-2-586-4657).

By Order of the Board of Directors,

Giora Carni
Chairman of the Board of Directors

Tel-Aviv, Israel

June 6, 2016

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INTEC PHARMA LTD.

12 Hartom Street, Har Hotzvim,

Jerusalem 9777512

Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2016

This Proxy Statement is furnished to the holders of ordinary shares, no par value per share (the “Ordinary Shares” or "Shares"), of Intec Pharma Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Thursday, June 30, 2016, at 4:00 p.m. Israel time at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, round building, Tel Aviv 6702101, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals:

1.	To elect Mr. John W. Kozarich, and re-elect each of Messrs., Zeev Weiss, Amir Hayek, Giora Carni, Zvika Joseph and Ms. Hila Karah as director of the Company to hold office until the close of the next annual general meeting;

2.	To approve the compensation terms of the chairman of the Company’s board of directors, Mr. John W. Kozarich, subject to his election as a director at the Meeting;

3.	To approve the grant of options to Mr. Giora Carni, Company’s Director of Technology, subject to his re-election as a director at the Meeting;

4.	To approve the compensation terms of Mr. Zvika Joseph, as Manager of the Company’s Investor Relations activities in Israel, subject to his re-election as a director at the Meeting;

5.	To approve the grant of options to directors of the Company (other than external directors, the Chairman of the Company's board of directors and any director that serves as an officer) at an exercise price of $6 per share (equivalent to the public offering price per share of the Company’s initial public offering in the U.S.); and

6.	To approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited financial statements for the years ended December 31, 2014 and December 31, 2015.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on May 31, 2016 (the “Record Date”), shall be entitled to receive notice of, and to vote at, the Meeting. At the close of business on May 31, 2016, the Company had outstanding 11,448,191 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

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Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Mr. Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel, no later than 4 hours prior to the Meeting, that is on or before June 30, 2016, at 12:00 p.m., Israel time. Shares represented by proxy received after such time may not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Nir Sassi; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 20, 2016.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 6, 2016. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

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Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, July 7, 2016, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

Compensation of Executive Officers and Directors

For information on the compensation granted to our five most highly compensated officer holders (as defined in the Companies Law) please see our annual report for the fiscal year ended December 31, 2015, filed on Form 20-F with the Commission on March 14, 2016 (the “Annual Report”).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

In accordance with the rules applicable to foreign private issuers and given the nature of the Company's activities and business, the Board resolved that the Company will report its financial results on a semi-annual basis (as opposed to quarterly reporting).

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

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PROPOSAL NO. 1

APPROVAL OF THE ELECTION OF MR. JOHN W. KOZARICH AND RE-ELECTION OF EACH OF MESSRS. ZEEV WEISS, AMIR HAYEK, GIORA CARNI, ZVIKA JOSEPH AND MS. HILA KARAH AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

At the Meeting, shareholders will be asked to elect Mr. John W. Kozarich, and re-elect each of Messrs. Zeev Weiss, Amir Hayek, Giora Carni, Zvika Joseph and Ms. Hila Karah as director of the Company to hold office until the close of the next annual general meeting. Mr. Amir Hayek and Ms. Hila Karah are standing for re-election as independent directors.

There are currently five directors serving on the Board who are not external directors, all of which are standing for re-election under this Proposal No. 1. In addition, Mr. John W. Kozarich also stands for election. All of our directors attended 87% or more of the meetings of the Board and its committees on which they served since the previous annual general meeting.

Herein below are details on the directors currently serving on the Board, and standing for re-election:

Mr. John W. Kozarich (66) Dr. Kozarich has nearly 40 years of experience in the biopharmaceutical industry and academia. Dr. Kozarich currently serves as Chairman of Ligand Pharmaceuticals, and Chairman and President of ActivX Biosciences. Prior to his role at ActivX, Dr. Kozarich was Vice President at Merck Research Laboratories where he was responsible for a variety of drug discovery and development programs and external biotech collaborations. Dr. Kozarich previously held full professorships at the University of Maryland and Yale School of Medicine. He was named Director of the Year for 2014 by the Corporate Directors Forum, has been an American Cancer Society Faculty Research Awardee, and received the Distinguished Scientist Award of the San Diego Section of the American Chemical Society. Dr. Kozarich holds a B.S. in chemistry from Boston College and a Ph.D. in biological chemistry from the Massachusetts Institute of Technology and was an NIH Postdoctoral Fellow at Harvard University.

Mr. Zeev Weiss (54) has been our Chief Executive Officer since October 2014 and has served on our Board since October 2014. Prior to that, he served as our Co-Chief Executive Officer from November 2013 until October 2014. Prior to serving as our Co-Chief Executive Officer, he served as our Executive Vice President of Commercial Operations commencing in September 2006. Mr. Weiss has approximately 15 years of experience in healthcare corporate development, strategic planning and corporate finance. Prior to his service with us, Mr. Weiss served as the Head of Life Sciences Strategic consulting with PricewaterhouseCoopers Israel, an accounting firm, from 2002 until 2006. He is a certified public accountant in Israel, and has a B.Sc. in Biology, a B.A. in accounting and has completed M.Sc. studies in neuro-biochemistry, each from Tel Aviv University in Tel Aviv, Israel.

Mr. Amir Hayek (52) has served as one of our directors since December 2009. Mr. Hayek was the chief executive officer of The Manufacturers Association of Israel until September 2015. Prior to joining The Manufacturers Association of Israel, Mr. Hayek was the president and chief executive officer of Electronics Line 3000, a developer, manufacturer and provider of advanced security, safety, connectivity and control solutions, and held many high-level business-related leadership roles with the Israeli government, including the chief executive officer of the Ministry of Industry and Trade, the chief executive officer of the Israeli Export Institute and economic advisor to the Minister of Industry and Trade. Mr. Hayek has also served as a director for many public and private companies, including Castro Ltd., a publicly-traded Israeli clothing company (TASE: CAST). Mr. Hayek has B.A. degrees in both economics and accounting from Tel-Aviv University in Tel-Aviv, Israel and is a certified public accountant in Israel.

Mr. Giora Carni (69) Mr. Carni has over 40 years of experience in the global pharmaceutical industry throughout Israel and North America. Mr. Carni has held various executive positions in the “Agis Group”, a leading Israeli pharmaceutical group. Mr. Carni served as Company’s Chief Executive Officer from 2006 until 2014 and before that he served as President and Chief Executive Officer of Clay Park Labs in New York for more than 10 years. Mr. Carni has a degree in industrial engineering from the Technion in Haifa, Israel.

Mr. Zvika Joseph (51) has been our chairman of the board of directors since March 2002 until March 2016. Mr. Joseph is the co-founder of Intec. Prior to co-founding Intec, Mr. Joseph served as head of marketing of Adgar Ltd., a public real estate investment and development company whose shares are traded on the TASE. Mr. Joseph is an experienced investment professional with diverse contacts within Israeli and European financial circles. He studied at Regent’s College at the European Business School in London and holds a B.Sc. in business administration from Mercy College in New York.

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Ms. Hila Karah (47) has served as one of our directors since December 2009. Ms. Karah was the chief investment officer of Eurotrust Ltd., an investment company, from 2006 until 2013, where she focused primarily on making early-stage investments in life science companies. Ms. Karah has been a private and public equity investor in several high-tech, bio-tech and internet companies since 1999. Prior to joining Eurotrust, she served as a partner and financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive Life Sciences, Ms. Karah was a research analyst at Oracle Partners Ltd., a healthcare-focused hedge fund based in Connecticut. Ms. Karah currently serves as a director at Cyren Ltd., a publicly-traded technology and security company (NASDAQ CYRN), a director of Labstyle Innovations Ltd., a publicly-traded biodiagnostics company headquartered in Israel (OTCMKTS: DRIO) and from May 2011 until May 2013, Mrs. Karah served as a director of Glycominds Ltd., a publicly-traded Israeli biodiagnostics company (TASE: GLCM). Mrs. Karah has a B.A. in molecular and cell biology from the University of California, Berkeley, in Berkeley, California and has studied at the University of California, Berkeley – University of California, San Francisco School of Medicine Joint Medical Program.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director and, in the case of Mr. Amir Hayek and Ms. Hila Karah, also for serving as an independent director. Such certifications will be available for inspection at the Meeting. Mr. Amir Hayek and Ms. Hila Karah are not related.

The compensation currently paid to our directors is composed of an annual payment in the sum of NIS 49,875 (approximately $12,795) and NIS 2,575 (approximately $662) per each meeting of the Board (or its committees) attended.  In the event that a director attends a meeting by phone or a resolution is adopted by a written consent, then the fees for such actions are NIS 1,545 (approximately $397) and NIS 1,288 (approximately $331), respectively.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to elect Mr. John W. Kozarich, and re-elect each of Messrs., Zeev Weiss, Amir Hayek, Giora Carni, Zvika Joseph and Ms. Hila Karah as director of the Company to hold office until the close of the next annual general meeting.”

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PROPOSAL NO. 2

APPROVAL OF THE COMPENSATION TERMS OF THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS, MR. JOHN W. KOZARICH, SUBJECT TO HIS ELECTION AS A DIRECTOR AT THE MEETING

Subject to his election as a director at the Meeting, shareholders will be asked to approve the compensation terms of Mr. Kozarich as the Chairman of the Board of the Company.

The proposed compensation package includes:

(a)	an annual fee in the amount of US$ 80,000, paid in four quarterly payments;

(b)	a one-time grant of options to purchase up to 224,478 Shares, with a 3-year vesting schedule and an exercise price per share of $3.526 per share (equivalent to the average closing sale prices for such shares on NASDAQ over the thirty (30) day calendar period preceding the date of the Board approving the grant). The Options shall automatically be accelerated in the event of a change of control; and

(c)	reimbursement of out-of-pocked expenses incurred in connection with Mr. Kozarich's services as chairman;

Based on the Company's policies and procedures, Mr. Kozarich will be covered by our D&O insurance and granted an indemnification letter.

Mr. Kozarich's agreement also includes customary non-disclosure, non-compete and ownership assignment of intellectual property undertakings.

Subject to the approval of the shareholders, Mr. Kozarich’s service agreement will become effective as of July 1, 2016 and will continue for a period of three (3) years thereafter, or until its earlier termination in accordance with its terms. The agreement will automatically terminate on the date Mr. Kozarich no longer serves as the chairman of the Board.

Mr. Kozarich’s proposed compensation terms are inconsistent with our compensation policy, nonetheless they were approved by our compensation committee and the Board in light of Mr. Kozarich’s extensive experience and skills (which is further detailed under Proposal No. 1).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the compensation terms of the chairman of the Company’s board of directors, Mr. John W. Kozarich, subject to his election as a director at the Meeting.”

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PROPOSAL NO. 3

TO APPROVE THE GRANT OF OPTIONS TO MR. GIORA CARNI, COMPANY’S DIRECTOR OF TECHNOLOGY, SUBJECT TO HIS RE-ELECTION AS A DIRECTOR AT THE MEETING

Subject to his re-election as a director at the Meeting, shareholders will be asked to approve the following grants of options to Mr. Carni, in light of Mr. Carni’s contribution to the Company in the past 10 years and his performance as the Director of Technology (including his recent tenure as Company’s Chairman of the Board). The proposed grants are consistent with our compensation policy and were approved by our compensation committee and the Board:

(a)	a one-time grant of options to purchase up to 22,500 Shares, with a 3-year vesting schedule and an exercise price of $6 per share (equivalent to the public offering price per share of the Company’s initial public offering in the U.S.). The term of the options will be of ten (10) years, unless they have been exercised or cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company; and

(b)	a one-time grant of options to purchase up to 45,500 Shares with a 4-year vesting schedule and an exercise price of $3.46 per share (equivalent to the average closing sale prices for such shares on NASDAQ over the thirty (30) day calendar period preceding the date of the Board approving the grant). 25% of such options will vest and exercisable on the first anniversary of the grant, and the remaining 75% of the options will vest on a quarterly basis such that each 6.25% of the options will vest every quarter following the first anniversary of the grant, such that all the options shall become fully vested and exercisable by the 4th anniversary of the grant. The term of the options will be of ten (10) years, unless they have been exercised or cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company.

Both of the proposed grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version].

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to Mr. Giora Carni, Company’s Director of Technology, subject to his re-election as a director at the Meeting.”

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PROPOSAL NO. 4

TO APPROVE THE COMPENSATION TERMS OF MR. ZVIKA JOSEPH, AS MANAGER OF THE COMPANY’S INVESTOR RELATIONS ACTIVITIES IN ISRAEL, SUBJECT TO HIS RE-ELECTION AS A DIRECTOR AT THE MEETING

Subject to his re-election as a director at the Meeting, shareholders will be asked to approve the employment terms of Mr. Zvika Joseph as manager of the Company’s investor relations activities in Israel. The proposed terms are consistent with our compensation policy and were approved by our compensation committee and the Board. The proposed compensation package includes:

(a)	a monthly base salary of NIS 25,000 (50% scope of employment) linked to the Israeli consumer price index;

(b)	a one-time grant of options to purchase up to 22,500 Shares, with a 3-year vesting schedule and an exercise price of $6 per share (equivalent to the public offering price per share of the Company’s initial public offering in the U.S.). The term of the options will be of ten (10) years, unless they have been exercised or cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company;

(c)	a one-time grant of options to purchase up to 22,750 Shares with a 4-year vesting schedule and an exercise price of $3.46 per share (equivalent to the average closing sale prices for such shares on NASDAQ over the thirty (30) day calendar period preceding the date of the Board approving the grant). 25% of such options will vest and exercisable on the first anniversary of the grant, and the remaining 75% of the options will vest on a quarterly basis such that each 6.25% of the options will vest every quarter following the first anniversary of the grant, such that all the options shall become fully vested and exercisable by the 4th anniversary of the grant. The term of the options will be of ten (10) years, unless they have been exercised or cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company; and

(d)	social benefits, such as annual paid vacation days, convalescent payment, manager’s insurance, sick leave, vocational studies fund and disability insurance. In addition, Mr. Joseph is entitled to a leased company car and a mobile phone.

Both of the proposed grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version].

Subject to the approval of the shareholders, Mr. Joseph’s amended employment agreement shall become effective as of the date of the Meeting and will continue until its termination in accordance with its terms. The agreement will automatically terminate on the date Mr. Joseph no longer serves as a director of the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the compensation terms of Mr. Zvika Joseph, as the manager of the Company’s investor relations activities in Israel, subject to his re-election as a director at the Meeting.”

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PROPOSAL NO. 5

APPROVAL OF THE GRANT OF OPTIONS TO DIRECTORS OF THE COMPANY (OTHER THAN EXTERNAL DIRECTORS, THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS AND ANY DIRECTOR THAT SERVES AS AN OFFICER) AT AN EXERCISE PRICE OF $6 PER SHARE (EQUIVALENT TO THE PUBLIC OFFERING PRICE PER SHARE OF THE COMPANY’S INITIAL PUBLIC OFFERING IN THE U.S.)

The compensation currently paid to our directors is composed of an annual payment in the sum of NIS 49,875 (approximately $12,795) and NIS 2,575 (approximately $662) per each meeting of the Board (or it committees) attended.  In the event that a director attends a meeting by phone or a resolution is adopted by a written consent, then the fees for such actions are NIS 1,545 (approximately $397) and NIS 1,288 (approximately $331), respectively.

In addition to the cash fee payable to our directors, our compensation committee and Board have approved the grant of options to purchase up to 22,500 Shares under the terms described hereunder, to each director of the Company, other than external directors, the chairman of the Board and any director that serves as an officer, following of, and subject to, his or her election or re-election to serve as a director of the Company, as applicable (the “Qualified Director Grant”).

If approved by the Meeting, the Qualified Director Grant terms will be as follows:

(i)	the vesting schedule of the options will be over a three (3) year period with a one third of such options vesting on each anniversary of the grant;

(ii)	the term of the options will be of ten (10) years, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company;

(iii)	the exercise price will be $6 per share (equivalent to the public offering price per share of the Company’s initial public offering in the U.S.); and

(iv)	the grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version].

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to directors of the Company (other than external directors, the Chairman of the Company's board of directors and any director that serves as an officer) at an exercise price of $6 per share.”

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PROPOSAL NO. 6

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN, CERTIFIED PUBLIC ACCOUNTANT (ISR.), INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our articles of association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our articles of association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2015 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

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OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Giora Carni
Chairman of the Board of Directors

June 6, 2016